# SEC Schedule 13G/A (Amendment No. 2) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Apollo Realty Income Solutions, Inc., CIK 0001882850
CUSIP: 000000000
Title of class of securities: Common Stock, par value $0.01 per share
Address of issuer's principal executive offices: 9 WEST 57TH STREET, 42ND FLOOR, NEW YORK, New York (NY), 10019
Date of event which requires filing of this statement: 06/30/2025
Filed pursuant to Rule 13d-1(d)
Amends the filing with accession number 0000950142-25-000290
Filed by CIK 0002022516

## Reporting persons
- AAA Sub Fund 2-Y, L.P.: type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); sole voting power 5,529,458.22; shared voting power 0; sole dispositive power 5,529,458.22; shared dispositive power 0; aggregate amount beneficially owned 5,529,458.22 (8.95% of the class)
- Apollo Aligned Alternatives Advisors, L.P.: type of reporting person: partnership (PN); citizenship or place of organization: Cayman Islands (E9); sole voting power 0; shared voting power 5,529,458.22; sole dispositive power 0; shared dispositive power 5,529,458.22; aggregate amount beneficially owned 5,529,458.22 (8.95% of the class)
- AAA Advisors GP, LLC: type of reporting person: other (OO); citizenship or place of organization: Cayman Islands (E9); sole voting power 0; shared voting power 5,529,458.22; sole dispositive power 0; shared dispositive power 5,529,458.22; aggregate amount beneficially owned 5,529,458.22 (8.95% of the class)
- APH Holdings (DC), L.P.: type of reporting person: partnership (PN); citizenship or place of organization: Cayman Islands (E9); sole voting power 0; shared voting power 5,529,458.22; sole dispositive power 0; shared dispositive power 5,529,458.22; aggregate amount beneficially owned 5,529,458.22 (8.95% of the class)
- Apollo Principal Holdings B GP, LLC: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); sole voting power 0; shared voting power 5,529,458.22; sole dispositive power 0; shared dispositive power 5,529,458.22; aggregate amount beneficially owned 5,529,458.22 (8.95% of the class)
  Comment: Note 1: Represents 5,529,458.22 Class A-I units of ARIS Operating Partnership L.P. held of record as of the date of this statement by AAA Sub Fund 2-Y, L.P. ("AAA Sub-Fund"), which units may be redeemed for cash, or at the Issuer's option, for shares of common stock of the Issuer on a one-for-one basis.
  
  Note 2: The denominator for this calculation is based on 61,800,000 shares of common stock, including third-party units redeemable for shares of common stock, outstanding as of June 30, 2025, as reported in the Issuer's prospectus supplement filed with the U.S. Securities and Exchange Commission on July 17, 2025.

## Item 1. Issuer
Name of issuer: Apollo Realty Income Solutions, Inc.
Address of issuer's principal executive offices: 9 West 57th Street, 42nd Floor, New York, NY 10019

## Item 2. Person Filing
Name of person filing: This statement is filed by (i) AAA Sub Fund 2-Y, L.P.; (ii) Apollo Aligned Alternatives Advisors, L.P. ("AAA Advisors"); (iii) AAA Advisors GP, LLC ("AAA Advisors GP"); (iv) APH Holdings (DC), L.P. ("APH Holdings"); and (v) Apollo Principal Holdings B GP, LLC ("Apollo Principal Holdings B"). The foregoing are collectively referred to herein as the "Reporting Persons." AAA Sub-Fund holds securities of the Issuer. AAA Advisors is the general partner of AAA Sub-Fund. AAA Advisors GP is the general partner of AAA Advisors. APH Holdings is the managing member of AAA Advisors GP. Apollo Principal Holdings B is the general partner of APH Holdings. Apollo Principal Holdings B is managed by a board of managers consisting of Marc Rowan, Scott Kleinman and James Zelter.
Address of principal business office or, if none, residence: The address of AAA Sub-Fund and Apollo Principal Holdings B is 9 West 57th Street, 42nd Floor, New York, New York 10019. The address of each of AAA Advisors, AAA Advisors GP and APH Holdings is c/o Walkers Corporate Limited, 190 Elgin Avenue, George Town, Grand Cayman KY1-9008, Cayman Islands.
Citizenship: AAA Sub-Fund is a Delaware limited partnership. AAA Advisors and APH Holdings are each Cayman Islands exempted limited partnerships. AAA Advisors GP is a Cayman Islands limited liability company. Apollo Principal Holdings B is a Delaware limited liability company.

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned: The responses of each Reporting Person to Rows 5, 6, 7, 8, 9 and 11 in the cover page to this Section 13G are incorporated herein by reference.
Percent of class: 8.95
Sole power to vote or to direct the vote: Please see Row (5) of each Reporting Person's cover page.
Shared power to vote or to direct the vote: Please see Row (6) of each Reporting Person's cover page.
Sole power to dispose or to direct the disposition: Please see Row (7) of each Reporting Person's cover page.
Shared power to dispose or to direct the disposition: Please see Row (8) of each Reporting Person's cover page.

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Not applicable.

## Exhibits
Exhibit 99.1: Joint Filing Agreement dated August 13, 2025

## Signatures
- AAA Sub Fund 2-Y, L.P.: /s/ William B. Kuesel, Vice President, Assistant Secretary (08/13/2025)
- Apollo Aligned Alternatives Advisors, L.P.: /s/ William B. Kuesel, Vice President, Assistant Secretary (08/13/2025)
- AAA Advisors GP, LLC: /s/ William B. Kuesel, Vice President, Assistant Secretary (08/13/2025)
- APH Holdings (DC), L.P.: /s/ William B. Kuesel, Vice President (08/13/2025)
- Apollo Principal Holdings B GP, LLC: /s/ William B. Kuesel, Vice President (08/13/2025)